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                              August 14, 2023

       Jason Ader
       Chief Executive Officer
       26 Capital Acquisition Corp.
       OfficeEdge Miami
       701 Brickell Avenue, Suite 1550
       Miami, Florida 33131

                                                        Re: 26 Capital
Acquisition Corp.
                                                            Form 8-K filed
August 11, 2023
                                                            File No. 001-39900

       Dear Jason Ader:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed August 11, 2023

       Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 1

   1. Please revise your disclosure to a brief description of the facts underlying the conclusion regarding the
non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure should describe the
accounting error that you identified and its effects on your financial statements.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact William
Demarest at 202-551-3432 if you have any questions.




                              Sincerely,
 Jason Ader
26 Capital Acquisition Corp.
August 14, 2023
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FirstName LastNameJason Ader
Comapany Name26 Capital Acquisition Corp.
                                            Division of Corporation Finance
August 14, 2023 Page 2                      Office of Real Estate &
Construction
FirstName LastName